                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

               For the three month period ended on March 31, 2003.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)

                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)

           El Trovador 4285, 6th Floor, Santiago, Chile (562) 425-2000
           -----------------------------------------------------------
            (Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F         x                              Form 40-F
               ----------------                                ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes                                              No        x       .
        ---------------                                 ---------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82
                                  ---------------

On May 14, 2003, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the "SVS") a report that included information as to the Registrant's consolidated financial condition and results of operations for the three-month period ended on March 31, 2003. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.















-------------------------------------------------------------------------------
THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A THREE MONTH PERIOD ENDED MARCH 31, 2003 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.
-------------------------------------------------------------------------------

                        Consolidated Financial Statements

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                          As of March 31, 2003 and 2002
                 and for the years ended March 31, 2003 and 2002
           (A translation of the original in Spanish- see note 2 (a))


                                    Contents


Consolidated Financial Statements

Consolidated Balance Sheets ..............................................   2
Consolidated Statements of Income.........................................   4
Consolidated Statements of Cash Flows.....................................   5
Notes to the Consolidated Financial Statements ...........................   6


Ch$      -    Chilean pesos
ThCh $   -    Thousands of Chilean pesos
US$      -    United States dollars
ThUS$    -    Thousands of United States dollars
UF       -    The UF is an inflation-indexed, Chilean peso-denominated
              monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                           Consolidated Balance Sheets
           (A translation of the original in Spanish- see note 2 (a))


                                                                                                               As of March 31,

                                                                                         Note             2003                2002
                                                                                                          ----                ----
                                                                                                          ThUS$               ThUS$
ASSETS

Current assets
     Cash                                                                                                19,035               4,721
     Time deposits                                                                                       11,832               3,712
     Marketable securities                                                                 4             56,502             106,786
     Accounts receivable, net                                                              5            116,216             112,469
     Other accounts receivable, net                                                        5             10,349              11,122
     Accounts receivable from related companies                                            6             31,868              39,881
     Inventories, net                                                                      7            227,435             214,615
     Recoverable taxes                                                                                   12,018              14,525
     Prepaid expenses                                                                                     4,300               3,432
     Deferred income taxes                                                                14                 --                 849
     Other current assets                                                                                17,314              15,227
                                                                                                     ----------          ----------
        Total current assets                                                                            506,869             527,339
                                                                                                     ----------          ----------

                                                                                           8            679,034             699,123
Property, plant and equipment, net
                                                                                                     ----------          ----------

Other Assets
     Investments in related companies                                                      9             72,297              77,955
     Goodwill, net                                                                        10             12,192              13,228
     Negative goodwill, net                                                               10               (750)             (1,163)
     Intangible assets, net                                                                               4,920               4,083
     Long-term accounts receivable, net                                                    5              8,894              13,092
     Long-term accounts receivable from related companies                                  6                424                 825
     Other long-term assets                                                               11             49,313              55,967
                                                                                                     ----------          ----------
        Total assets                                                                                  1,333,193          1,390,449
                                                                                                     ==========          ==========

              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                           Consolidated Balance Sheets
           (A translation of the original in Spanish- see note 2 (a))


                                                                                                               As of March 31,

                                                                                               Note           2003           2002
                                                                                                              ----           ----
                                                                                                              ThUS$          ThUS$
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Short-term bank debt                                                                        12           2,280         147,518
     Current portion of long-term debt                                                           12          17,751           1,652
     Dividends payable                                                                                          147             278
     Accounts payable                                                                                        45,817          38,032
     Other accounts payable                                                                                   2,482           1,141
     Notes and accounts payable to related companies                                              6          12,369           8,044
     Accrued liabilities                                                                         13          11,500          10,490
     Withholdings                                                                                             2,559           3,678
     Income taxes                                                                                             1,865             420
     Deferred income taxes                                                                       14           2,291            --
     Other current liabilities                                                                                1,865           1,193
                                                                                                         ----------      ----------
       Total current liabilities                                                                            100,926         212,446
                                                                                                         ----------      ----------


Long-term liabilities
     Long-term bank debt                                                                         12         324,000         292,000
     Other accounts payable                                                                                   2,820           3,817
     Deferred income taxes                                                                       14          15,370           9,075
     Staff severance indemnities                                                                 15           8,943           8,499
     Other long-term liabilities                                                                               --                79
                                                                                                         ----------      ----------
       Total long-term liabilities                                                                          351,133         313,470
                                                                                                         ----------      ----------

    Minority interest                                                                            16          22,924          23,733
                                                                                                         ----------      ----------

Shareholders' equity
     Paid-in capital                                                                             17         477,386         477,386
     Other reserves                                                                              17         123,954         130,694
     Retained earnings                                                                           17         256,870         232,720
                                                                                                         ----------      ----------
                                                                                                            858,210         840,800
       Total shareholders' equity
                                                                                                         ----------      ----------
         Total liabilities and shareholders' equity                                                       1,333,193       1,390,449
                                                                                                         ==========      ==========

              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                        Consolidated Statements of Income
           (A translation of the original in Spanish- see note 2 (a))


                                                                                                For the years ended

                                                                                                     March 31,

                                                                                  Note         2003           2002
                                                                                               ----           ----
                                                                                               ThUS$          ThUS$
Operating results

     Sales                                                                                     151,521         117,426
     Cost of sales                                                                            (121,792)        (91,252)
                                                                                            ----------      ----------
         Gross margin                                                                           29,729          26,174
     Selling and administrative expenses                                                       (10,940)         (9,374)
                                                                                            ----------      ----------
         Operating income                                                                       18,789          16,800
                                                                                            ----------      ----------


Non-operating results
     Non-operating income                                                           19           6,442           5,546
     Non-operating expenses                                                         19         (10,161)        (10,633)
                                                                                            ----------      ----------
         Non-operating loss                                                                     (3,719)         (5,087)
                                                                                            ----------      ----------
     Income before income taxes                                                                 15,070          11,713
     Income tax expense                                                             14          (3,863)         (1,772)
                                                                                            ----------      ----------
         Income before minority interest                                                        11,207           9,941
     Minority interest                                                              16            (506)           (484)
                                                                                            ----------      ----------
         Net income before extraordinary items and negative goodwill                            10,701           9,457
     Amortization of negative goodwill                                                             103             103
                                                                                            ----------      ----------
         Net income for the year                                                                10,804           9,560
                                                                                            ==========      ==========

              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                      Consolidated Statements of Cash Flows
           (A translation of the original in Spanish- see note 2 (a))


                                                                                                               Year Ended March 31

                                                                                                                2003           2002
                                                                                                                ----           ----
                                                                                                               ThUS$          ThUS$
Cash flows from operating activities
Net income for the year                                                                                       10,804          9,560

Charges (credits) to income not representing cash flows
Depreciation expense                                                                                          14,752         15,707
Amortization of intangible assets                                                                                 71             47
Write-offs and accruals                                                                                        6,864          1,803
Gain on equity investments in related companies                                                               (2,353)        (1,543)
Loss on equity investments in related companies                                                                 --              152
Amortization of goodwill                                                                                         245            283
Amortization of negative goodwill                                                                               (103)          (103)
Loss on sales of assets                                                                                            8             (6)
Other credits to income not representing cash flows                                                           (2,864)        (1,221)
Other charges to income not representing cash flows                                                            8,860          3,995
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable                                                             (12,420)           476
Decrease (increase) in inventories                                                                            10,903         (5,240)
Increase in other assets                                                                                        (195)          (861)
(Increase) decrease in accounts payable                                                                       (2,057)         6,649
Increase in interest payable                                                                                  (4,892)        (6,584)
Increase in net income taxes payable                                                                          (1,104)        (1,451)
Decrease in other accounts payable                                                                             1,272            217
Decrease in VAT and taxes payable                                                                              2,742            630
Minority interest                                                                                                506            484
                                                                                                          ----------     ----------
            Net cash provided from operating activities                                                       31,039         22,994
                                                                                                          ----------     ----------

Cash flows from financing activities
Payment of dividends                                                                                            (311)           (72)
Repayment of bank financing                                                                                   (2,126)       (33,300)
                                                                                                          ----------     ----------
            Net cash used in from financing activities                                                        (2,437)       (33,372)
                                                                                                          ----------     ----------

Cash flows from investing activities
Sales of property, plant and equipment                                                                            49              4
Sales of investments                                                                                             417          5,356
Other income                                                                                                   5,759            342
Additions to property, plant and equipment                                                                    (8,552)        (5,146)
Capitalized interest                                                                                            (790)          (490)
Purchase of permanent investments                                                                             (1,970)        (4,848)
Other disbursements                                                                                           (1,331)          --
                                                                                                          ----------     ----------
            Net cash used in investing activities                                                             (6,418)        (4,782)
                                                                                                          ----------     ----------

Effect of inflation on cash and cash equivalents                                                                (144)            92
                                                                                                          ----------     ----------
Net change in cash and cash equivalents                                                                       22,184        (15,160)
Beginning balance of cash and cash equivalents                                                                65,204        121,536
                                                                                                          ----------     ----------
Ending balance of cash and cash equivalents                                                                   87,244        106,468
                                                                                                          ==========     ==========

              The accompanying notes form an integral part of these
                       consolidated financial statements.

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                 Notes to the Consolidated Financial Statements
           (A translation of the original in Spanish- see note 2 (a))


Note 1 - Company Background

Sociedad Quimica y Minera de Chile S.A. (the "Company") was registered with the Chilean Superintendency of Securities and Insurance ("SVS") on March 18, 1983.


Note 2 - Summary of Significant Accounting Policies

a)       Basis for the preparation of the consolidated financial statements

         The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile ("Chilean GAAP") and the regulations of the SVS. For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States ("US GAAP")

The consolidated financial statements include the accounts of Sociedad
         Quimica y Minera de Chile S.A. (the "Parent Company") and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the "Company".

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

         In accordance with regulations set forth by the SVS in its Circular No. 368 and Technical Bulletins Nos. 42 and 64 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

a)       Basis for the preparation of the consolidated financial statements
         (continued)

                                                          Direct or indirect ownership
                                                              2003         2002
                                                              ----         ----
Foreign subsidiaries:                                         %            %
Nitrate Corporation of Chile Limited (United Kingdom)         100.00      100.00
Soquimich SRL - Argentina                                     100.00      100.00
Nitratos Naturais do Chile Ltda. (Brazil)                     100.00      100.00
SQM Europe NV (Belgium)                                       100.00      100.00
SQM North America Corp. (USA)                                 100.00      100.00
North American Trading Company (USA)                          100.00      100.00
SQM Peru S.A.                                                 100.00      100.00
SQM Corporation NV (Holland)                                  100.00      100.00
S.Q.I. Corporation NV (Holland)                               100.00      100.00
Soquimich European Holding BV (Holland)                       100.00      100.00
PTM - SQM Iberica S.A. (Spain)                                100.00      100.00
SQMC Holding Corporation LLP (USA)                            100.00      100.00
SQM Ecuador S.A.                                              100.00      100.00
Cape Fear Bulk LLC (USA)                                       51.00       51.00
SQM Colombia Ltda.                                            100.00      100.00
SQM Investment Corporation NV (Holland)                       100.00      100.00
PSH Limited (Cayman Islands)                                  100.00      100.00
SQM Brasil Ltda.                                              100.00       99.99
Royal Seed Trading Corporation AVV (Aruba)                    100.00      100.00
SQM Japan K.K.                                                100.00      100.00
SQM Oceania PTY Limited (Australia)                           100.00      100.00
SQM France S.A.                                               100.00      100.00
Fertilizantes Naturales  S.A. (Spain)                          50.00       50.00
Rs Agro-Chemical Trading AVV (Aruba)                          100.00      100.00
SQM Comercial de Mexico S.A. de C.V.                          100.00      100.00
SQM Indonesia                                                  80.00       80.00
SQM Virginia LLC (USA)                                        100.00      100.00
Agricolima S.A. De C.V. (Mexico)                              100.00      100.00
SQM Venezuela S.A.                                            100.00      100.00
SQM Italia SRL (Italy)                                         95.00           -
Comercial Caiman Internacional S.A. (Cayman Islands)          100.00           -
Fertilizantes Olmega y SQM S.A. De C.V. (Mexico)              100.00           -
Mineag SQM Africa Limited                                     100.00           -

a)       Basis for the preparation of the consolidated financial statements
         (continued)

                                                          Direct or indirect ownership
                                                              2003        2002
                                                              ----        ----
                                                               %           %
Domestic subsidiaries:
Servicios Integrales de Transitos y Transferencias S.A.       100.00      100.00
Cia. Industrial y Minera S.A.                                      -      100.00
Soquimich Comercial S.A.                                       60.64       60.64
Sociedad Minera de Chile S.A.                                      -      100.00
Energia y Servicios S.A.                                      100.00      100.00
Isapre Norte Grande Ltda.                                     100.00      100.00
Almacenes y Depositos Ltda.                                   100.00      100.00
SQM Quimicos S.A.                                                  -       99.99
Ajay SQM Chile S.A.                                            51.00       51.00
SQM Nitratos S.A.                                              99.99      100.00
Proinsa Ltda.                                                  60.58       60.58
SQM Potasio S.A.                                              100.00      100.00
SQMC International Limitada                                    60.64       60.64
SQM Salar S.A.                                                100.00      100.00
SCM SQM Boratos                                                    -      100.00

         All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

         As the Company exerts control over the subsidiary Fertilizantes Naturales S.A. it has been included in the consolidation for the years ended March 31, 2003 and 2002.

         At March 31, 2003 and 2002, the subsidiary Lithium Specialties LLP were in the development stage and therefore were not included in the consolidation.

         At March 31, 2002, the subsidiary SCM Antucoya were in the development stage and therefore were not included in the consolidation.

b)       Period

         These consolidated financial statements have been prepared as of March 31, 2003 and 2002 and for the years then ended.

c)       Reporting currency and monetary correction

         The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company's operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

         The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

         The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the period. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of periods -end constant pesos based on the change in the consumer price index during the period (0,5% and -0,4% in 2003 and 2002, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

         Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

d)       Foreign currency

         i)       Foreign currency transactions

         Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$655,90 per US$1 at March 31, 2002 and Ch$731,56 per US$ at March 31, 2003.

          ii)     Translation of non-U.S. dollar financial statements

                  In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants ("BT 64") as follows:

                  a) For those subsidiaries and affiliates located in
                     Chile which keep their accounting records in price-level adjusted Chilean pesos:

                     - Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.

                     - Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders' equity, is translated to U.S. dollars at the average exchange rate for each month.

                     - Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders' equity, in conformity with Circular No. 368 of the SVS.

                  b) The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than U.S. dollar have been translated at historical exchange rates as follows:

                     - Monetary assets and liabilities are translated at
                       year-end exchange rates between the US dollar and the local currency.

                     - All non-monetary assets and liabilities and shareholders'
                       equity are translated at historical exchange rates between the US dollar and the local currency.

                     - Income and expense accounts are translated at average
                       exchange rates between the US dollar and the local currency.

                     - Any exchange differences are included in the results of
                       operations for the period.

d)       Foreign currency (continued)

         Foreign exchange differences for the years ended March 31, 2003 and 2002 generated net earnings of ThUS$ 2,377 and ThUS$ 330, respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into U.S. dollars at the exchange rates per US dollar prevailing at March 31, as follows:

                                                        2003              2002
                                                        ----              ----

         Brazilian Real                                  3.38              2.32
         New Peruvian Sol                                3.09              3.45
         Colombian Peso                              2,958.25          2,262.44
         Argentine Peso                                  2.98              3.00
         Japanese Yen                                  120.20            133.25
         Sucre Ecuador                                   1.00              1.00
         Euro                                            0.92              1.14
         Mexican Peso                                   10.67              9.02
         Indonesian Rupee                               8,940            10,400
         Australian Dollar                               1.92              1.87
         Pound Sterling                                  0.63              0.69
         Ran                                             8.25                 -

         The Company uses the "observed exchange rate", which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

e)       Cash and cash equivalents

         The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)       Time Deposits

         Time deposits are recorded at cost plus accrued interest.

g)       Marketable securities

         Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)       Allowance for doubtful accounts

         The Company records an allowance for doubtful accounts based on estimated probable losses.

i)       Inventories and materials

         Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

         Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)       Income taxes and deferred income taxes

         Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

j)       Income and deferred taxes (continued)

         Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

         Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 68 and 71 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method.

         The effect of the temporary differences at December 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)       Property, plant and equipment

         Property, plant, equipment and property rights are recorded at cost, except for certain assets that were restated according to a technical appraisal in 1988. Depreciation expense has been calculated using the straight-line method based upon the estimated useful lives of the assets and is charged directly to expense.

         Fixed assets acquired through financing lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

         In conformity with Technical Bulletin No. 31 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

         Maintenance costs of plant and equipment are charged to expenses as incurred.

         The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained perpetually by the Company as long as the annual fees are paid. Such fees, which are paid annually in March, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment and are being amortized on a straight-line basis over 50 years.

l)       Investments in related companies

         Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting. Accordingly, the Company's proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

         The translation adjustment to U.S. dollars of investments in domestic subsidiaries, which maintain their accounting records and are controlled in Chilean pesos is recognized in the other reserves component of stockholders' equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

m)       Goodwill and negative goodwill

         Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 and 10 years for goodwill and negative goodwill, respectively.

n)       Intangible assets

         Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)       Mining development cost

         Mining development costs are recorded in other long-term assets and are amortized utilizing the unit of production basis.

p)       Accrued employee severance

         The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming an average employee tenure of 24 years and a real annual discount rate of 9%.

q)       Vacations

         The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)       Dividends

         Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

s)       Derivative Contracts

         The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

t)       Reclassifications

         Certain reclassifications have been made in the 2002 and 2003 numbers to conform to the current year presentation.

u)       Revenue recognition

         Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

v)       Computer software

         In accordance with Circular No. 981 dated March 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

w)       Research and development expenses

         Research and development cost are charged to the income statement in the period in which they are incurred. Fixed assets which are acquired for their use in research and development activities and are determined to provide additional benefits to the Company are recorded under the relevant item within property, plant and equipment.

Note 3 - Changes in Accounting Principles

There were no changes in the accounting principles used by the Company during 2003 and 2002.



Note 4 - Marketable Securities

As of March 31 marketable securities are detailed as follows:

                                                                                                             2003           2002
                                                                                                          ----------     ----------
                                                                                                              ThUS$          ThUS$

Mutual funds                                                                                                  56,502         97,502
Instruments fixed revenued                                                                                      --            9,284
                                                                                                          ----------     ----------
Total                                                                                                         56,502        106,786
                                                                                                          ==========     ==========

Note 5 - Short-term and long-term Accounts Receivable

a) Short term accounts receivable and other accounts receivable as of March 31 are detailed as follows:

                                                        Between 90 days                       Total
                                     Up to 90 days        and 1 year      2003             Short-term (net)
                                   2003       2002      2003     2002    Subtotal         2003           2002
                                   ----       ----      ----     ----    --------         ----           ----
                                   ThUS$      ThUS$     ThUS$    ThUS$      ThUS$         ThUS$          ThUS$

Trade accounts receivable         94,266     89,571    12,261    9,482    106,527          101,198         94,255
Allowance for doubtful accounts                                            (5,329)
Notes receivable                  15,621     17,084     1,584      755     17,205           15,018         18,214
Allowance for doubtful accounts                                            (2,187)
                                                                                       ------------     ----------
Accounts receivable, net                                                                   116,216        112,469
                                                                                       ============     ==========

Other accounts receivable          9,477      3,039     1,660    2,073     11,137           10,349         11,122
Allowance for doubtful accounts                                              (788)
                                                                                       ------------     ----------
Other accounts receivable, net                                                              10,349         11,122
                                                                                       ============     ==========

Consolidated Short-term and Long-term Receivables - by Geographic Location

                                                                                    Europe, Africa and               Asia and
                                                               Chile                  the Middle East                Oceania
                                                        2003          2002          2003          2002         2003           2002
                                                        ----          ----          ----          ----         ----           ----
                                                        ThUS$         ThUS$         ThUS$         ThUS$        ThUS$         ThUS$
                                                    -------------------------------------------------------------------------------
Net short-term trade accounts receivable
Balance                                                16,493        20,204        29,721        20,405        2,666         3,223
% of total                                              16.30%        21.44%        29.37%        21.65%        2.63%         3.42%

Net short-term notes receivable
Balance                                                11,989        14,720           676           733            4           390
% of total                                              79.83%        80.82%         4.50%         4.02%        0.03%         2.14%

Net short-term other accounts receivable
Balance                                                 5,563         8,381           805         1,058           65             4
% of total                                              53.75%        75.36%         7.78%         9.51%        0.63%         0.04%
                                                    -------------------------------------------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                                34,045        43,305        31,202        22,196        2,735         3,617
% of total                                              26.90%        35.04%        24.65%        17.96%        2.16%         2.93%

Long-term accounts receivable, net
Balance                                                 7,786        12,046            65             3           -             -
% of total                                              87.54%        92.01%         0.73%         0.02%          -             -
                                                    -------------------------------------------------------------------------------

Total short and long-term accounts receivable, net
Balance                                                41,831        55,351        31,267        22,199        2,735         3,617
% of total                                              30.88%        40.50%        23.08%        16.24%        2.02%         2.65%
                                                    ===============================================================================

                                                           USA, Mexico                Latin America
                                                           and Canada               and the Caribbean                 Total
                                                       2003          2002          2003          2002          2003          2002
                                                       ----          ----          ----          ----          ----          ----
                                                       ThUS$         ThUS$         ThUS$         ThUS$        ThUS$          ThUS$
                                                    -------------------------------------------------------------------------------
Net short-term trade accounts receivable
Balance                                               31,906        28,341        20,412        22,082       101,198        94,255
% of total                                             31.54%        30.06%        20.16%        23.43%          100%          100%

Net short-term notes receivable
Balance                                                  741           775         1,608         1,596        15,018        18,214
% of total                                              4.94%         4.26%        10.70%         8.76%          100%          100%

Net short-term other accounts receivable
Balance                                                3,535         1,274           381           405        10,349        11,122
% of total                                             34.15%        11.45%         3.69%         3.64%          100%          100%
                                                    -------------------------------------------------------------------------------

Subtotal short-term accounts receivable, net
Balance                                               36,182        30,390        22,401        24,083       126,565       123,591
% of total                                             28.59%        24.58%        17.70%        19.49%          100%          100%

Long-term accounts receivable, net
Balance                                                                -           1,043         1,043         8,894        13,092
% of total                                                             -           11.73%         7.97%          100%          100%
                                                    -------------------------------------------------------------------------------

Total short and long-term accounts receivable, net
Balance                                               36,182        30,390        23,444        25,126       135,459       136,683
% of total                                             26.72%        22.23%        17.30%        18.38%          100%          100%
                                                    ===============================================================================

Note 6 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a) Amounts included in balances with related parties as of March 31, 2003 and 2002 are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                         Short-term                              Long-term
                                                                   2003               2002               2003                2002
                                                                   ----               ----               ----                ----
Accounts receivable                                               ThUS$               ThUS$              ThUS$              ThUS$
----------------------------------------------------------------------------------------------------------------------------------
Ajay Europe S.A.R.L.                                              6,408              3,364                  -                   -
SQM Italia S.R.L.                                                     -              6,171                  -                   -
Nutrisi Holding N.V.                                              2,443                706                  -                   -
Generale de Nutrition Vegetale S.A.                                 169                162                  -                   -
Fertilizantes Olmeca S.A.                                             -              3,336                  -                   -
Mineag SQM Africa Limited                                             -              3,768                  -                   -
Abu Dhabi Fertilizer Ind. WLL                                     4,602              4,047                  -                   -
NU3 N.V.                                                          2,913              3,786                  -                   -
Doktor Tarsa -SQM Turkey                                            360                873                  -                   -
Comercial Caiman Internacional S.A.                                   -              3,932                  -                   -
SQM Venezuela S.A.                                                    -                  -                  -                   -
SQM Lithium Specialties Limited                                   1,486                943                  -                   -
Empresas Melon S.A.                                                   -                  -                424                 825
Sales de Magnesio S.A.                                               17                 25                  -                   -
Ajay North America LLC                                              243                355                  -                   -
Norsk Hydro ASA                                                      30                 33                  -                   -
Hydro Agri Int.-France                                              858                 59                  -                   -
Hydro Asia Trade                                                    711              1,732                  -                   -
Hydro Agri France S.A.                                            1,258                590                  -                   -
Hydro Poland SP                                                     246                 65                  -                   -
Hydro Agri Benelux B.V                                              899                552                  -                   -
Hydro Agri Hellas S.A.                                              112                414                  -                   -
Hydro Agri Australia Ltd.                                           203                 75                  -                   -
Hydro Agri UK Ltd..                                                 206                358                  -                   -
Hydro Agri GMBH & CO KG                                             200                 73                  -                   -
Hydro Agri AB                                                        63                 16                  -                   -
Hydro Agri Colombia                                               1,037                  -                  -                   -
PCS Yumbes                                                            -              2,424                  -                   -
Hydro Agri Venezuela                                                517                  -                  -                   -
NU3 B.V.                                                            804                555                  -                   -
Hydro Agri Argentina                                                 91                  -                  -                   -
Adubo Trevo S.A.                                                  1,401                 48                  -                   -
SQM China                                                            75                  -                  -                   -
Hydro Plant Nutr. OSLO                                               92                 93                  -                   -
Hydro Agri Benelux                                                    -                531                  -                   -
Hydro Agri Int-France-Issoudun                                       25                 30                  -                   -
Hydro Agri Int-France-Nanterre                                        -                  5                  -                   -
Hydro Czech Republic                                                  -                  8                  -                   -
Hydro Fertilizantes Ltda.                                             -                348                  -                   -
Hydro Agricola Internacional                                          -                404                  -                   -
Hydro Agri Europe                                                    12                  -                  -                   -
Impronta SRI                                                      4,337                  -                  -                   -
Nutrichem Benelux                                                    28                  -                  -                   -
Rotem Amferet Negev Ltd.                                             22                  -                  -                   -
                                                             ----------          ---------          ---------          ----------
Total                                                            31,868             39,881                424                 825
                                                             ==========          =========          =========          ==========

a) Amounts included in balances with related parties as of March 31, 2003 and 2002, continued:

                                                          Short-term
                                                       2003            2002
                                                       ----            ----
                                                       ThUS$          ThUS$
Accounts payable


Ajay Europe S.A.R.L                                       966            385
Adm. y Servicios Santiago S.A. de C.V                     104            104
Mineag SQM Africa Limited                                   -             43
Abu Dhabi Fertilizar Ind. WLL                              90             54
NU3 N.V                                                 1,233          1,776
SCM Antucoya                                                -            100
Rotem Amfert Negev Limited                              1,372          1,380
Hydro Agri Porsgrunn                                        7            285
Hydro Agricola internacional                                1              -
Hydro Agri North America                                  122             65
Hydro Agri Mexico de S.A de C.V                            10          3,714
Hydro Agri Int - France                                   454             19
Hydro Agri France                                           7              -
NU3 B.V                                                   224             60
Hydro Fertilizante Ltda                                 1,380              -
FNC Italy S.R.L                                             -             10
Hydro Agri Benelux                                          -             49
PCS Yumbes                                              6,399              -
                                                   ----------     ----------
Total                                                  12,369          8,044
                                                   ==========     ==========

       There were no outstanding long-term accounts payable with related parties as of March 31, 2003 and 2002

b) During 2003 and 2002, principal transactions with related parties were as follows:

                                                                                      Amount of                 Impact on income
Company                               Relationship     Type of transaction           Transaction                (charge) credit
-------                               ------------     -------------------       -------------------           ------------------
                                                                                   2003         2002           2003          2002
                                                                                   ----         ----           ----          ----
                                                                                  ThUS$        ThUS$           ThUS$        ThUS$

SQM Italia SRL                        Indirect         Sales of products              -          623               -          228
Fertilizantes Olmeca S.A. de C.V.     Indirect         Sales of products              -          172               -           17
NU3 N.V. (Belgica)                    Indirect         Sales of products            980          294             297           34
Doktor Tarsa                          Indirect         Sales of products            366          697             115         (13)
Mineag SQM  Africa Ltd.               Indirect         Sales of products              -        2,386               -          391
Abu Dhabi Fertilizer WLL              Indirect         Sales of products          1,068            -             203            -
Nutrisi Holding N.V.                  Indirect         Sales of products              -          895               -          135
Ajay Europe S.A.R.L.                  Indirect         Sales of products          2,232        1,937             637          421
Sales de Magnesio Ltda.               Indirect         Sales of products             30           21              13           16
NU3 B.V.                              Shareholder      Sales of products          1,084            -             291            -
Adubo Trevo S.A.                      Shareholder      Sales of products            863           73             301           10
PCS Yumbes SCM                        Shareholder      Sales of products            133        3,405              68        1,719
                                                       Purchases of products      4,307            -           1,182            -

                                                                                      Amount of                 Impact on income
Company                               Relationship     Type of transaction           Transaction                (charge) credit
-------                               ------------     -------------------       -------------------           ------------------
                                                                                   2003         2002           2003          2002
                                                                                   ----         ----           ----          ----
                                                                                  ThUS$        ThUS$           ThUS$        ThUS$

Hydro Agri (U.K) Ltd.                 Shareholder      Sales of product             227         356               53          49
Hydro Asia trade Pte Ltd.             Shareholder      Sales of product           1,479       1,952              348         271
Hydro Agri France S.A.                Shareholder      Sales of product           1,568       1,067              391         148
Hydro Agri Internacional              Shareholder      Sales of product               -       1,447                -         201
Hydro Agri Hellas S.A.                Shareholder      Sales of product              91         944               26         131
Hydro Agri Benelux B.V.               Shareholder      Sales of product           1,905       2,109              365         293
Hydro Agri AB Sweden                  Shareholder      Sales of product             263           8               80           1
Hydro Agri Czech Republic SRO         Shareholder      Sales of product               -          16                -           2
Hydro Planta Nutrition, Cis Reg.      Shareholder      Sales of product             242           -               99           -
Hydro Agri Nutri Oslo                 Shareholder      Sales of product              92           -               37           -
Hydro Agri Australia Ltd.             Shareholder      Sales of product             247           -               62           -
Hydro Agri Espana S.A.                Shareholder      Sales of product             735           -              177           -
Hydro Agri Norge                      Shareholder      Sales of product              11           -                3           -
Hydro Agri Argentina                  Shareholder      Sales of product              99           -               18           -
Hydro Agri Colombia Ltda              Shareholder      Sales of product             833           -              197           -
Hydro Agri GMBH & CO KG               Shareholder      Sales of products            252         142               72          20
Norsk Hydro Asa y Filiales            Shareholder      Sales of products              -         119                -          17
Brasil Hydro Fertilizantes Ltda.      Shareholder      Sales of products              -         170                -          24




Note 7 - Inventories

Inventories are summarized as follows:

                                             2003               2002
                                             ----               ----
                                             ThUS$               ThUS$

Finished products                          120,224              117,080
Work in process                             94,776               86,338
Supplies                                    12,435               11,197
                                           -------              -------
     Total                                 227,435              214,615
                                           =======              =======

Note 8 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

                                               2003                2002
                                               ----                ----
                                               ThUS$               ThUS$
Land
Land                                           13,452              13,453
Mining Concessions                             36,373              29,613
                                            ---------           ---------
                                               49,825              43,066
                                            ---------           ---------

Buildings and infrastructure
Buildings                                     156,890             157,029
Installations                                 281,393             279,605
Construction-in-progress                       40,744              23,148
Other                                             915                 922
                                            ---------           ---------
                                              479,942             460,704
                                            ---------           ---------

Machinery and Equipment
Machinery                                     385,509             382,139
Equipment                                     100,895              96,773
Project-in-progress                            14.523              14.734
Other                                          14,431              10,472
                                            ---------           ---------
                                              515,358             504,118
                                            ---------           ---------

Other fixed assets
Tools                                           8,287               7,746
Furniture and office equipment                 18,444              18,467
Project-in-progress                            17,280              18,909
Other                                             630                 498
                                            ---------           ---------
                                               44,641              45,620
                                            ---------           ---------

                                                                           2003                      2002
                                                                           ----                      ----
                                                                           ThUS$                     ThUS$
Amounts relating to technical revaluation of fixed assets
Land                                                                         8,651                     8,651
Buildings and infrastructure                                                40,610                    40,627
Machinery and equipment                                                     12,127                    12,126
Other assets                                                                    53                        53
                                                                       -----------               -----------
                                                                            61,441                    61,457
                                                                       -----------               -----------
     Total property, plant and equipment                                 1,151,207                 1,114,965
                                                                       -----------               -----------

Less: Accumulated depreciation
Buildings and infrastructure                                              (166,624)                 (143,584)
Machinery and equipment                                                   (248,814)                 (218,297)
Other fixed assets                                                         (24,970)                  (23,934)
Technical appraisal                                                        (31,765)                  (30,027)
                                                                       -----------               -----------
     Total accumulated depreciation                                       (472,173)                 (415,842)
                                                                       -----------               -----------
          Net property, plant and equipment                                679,034                   699,123
                                                                       ===========               ===========

                                                                            2003                     2002
Depreciation for the year ended March 31:                                   ThUS$                    ThUS$

Buildings and infrastructure                                                 6,131                     6,333
Machinery and equipment                                                      7,811                     8,507
Other fixed assets                                                             374                       427
Technical revaluation                                                          436                       440
                                                                       -----------               -----------
     Total depreciation                                                     14,752                    15,707
                                                                       ===========               ===========



The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

                                                 2003              2002
                                                 ThUS$             ThUS$

     Administrative office buildings               2,081              1,988
     Accumulated depreciation                       (387)              (340)
                                             -----------        -----------
         Total assets in leasing                   1,694              1,648
                                             ===========        ===========

Note 9 - Investments in and Receivables from Related Parties

a)  Information on foreign investments:

    There are no plans for the foreign investments to pay dividends, as it is the Company's policy to reinvest those earnings.

    The Company has not designated their foreign investments as net investment hedges.

b)  Transactions performed during the year 2003


    On January 27, 2003, SQM Comercial de Mexico S.A. de C.V. and SQM Nitratos S.A. acquired 8,750 shares of the related company Fertilizantes Olmeca y SQM S.A. de C.V. which represented 50% of its ownership. Consequently, Fertilizantes Olmeca y SQM S.A. de C.V. became a subsidiary of SQM S.A. This transaction gave rise to goodwill for the amount of ThUS$279.

    Subsequently, SQM Nitratos S.A. acquired from SQM Comercial de Mexico S.A. de C.V. 8,749 shares in Fertilizantes Olmeca y SQM S.A. de C.V. This transaction gave rise to no goodwill or negative goodwill.

    On January 31, 2003, SQM S.A. acquired shares owned by SQM Nitratos S.A. in Sociedad Contractual Minera Antucoya for an amount of ThUS$ 100. This gave rise to the ownership of all the shares of SCM Antucoya in just one shareholder. Consequently, this transaction resulted in the legal and immediate liquidation of SCM Antucoya and the acquisition by SQM S.A. of all this company's equity, assets and liabilities.

    On March 30, 2003, Fertilizantes Olmeca y SQM S.A. de C.V. increased its capital by ThUS$2,000 through the issuance of 431,200 share, which were subscribed in full by SQM Nitratos S.A. As a result, SQM Nitratos S.A. has ownership interest of 78.29% and SQM Comercial de Mexico has ownership interest of 21.71%.

    On March 30, 2003, Soquimich European Holding acquired 50% of the ownership interest of Mineag SQM Africa Ltd. from Ravlin Investment Limited for an amount of ThUS$990. This transaction gave rise to goodwill of ThUS$705. Consequently, Mineag SQM Africa Ltd. became a subsidiary of SQM S.A.

c)  Transactions performed during the year 2002.


    On March 21, 2002, SQM North America Corporation acquired ownership interest of 50% of the related company SQM Venezuela S.A. for ThUS$ 250, which added to the ownership interest maintained by SQM Nitratos S.A. in the aforementioned company, results in SQM Venezuela S.A. being a 100% indirect subsidiary of SQM S.A. This transaction gave rise to goodwill of ThUS$ 166.

d) Detail of investments in related companies

-------------------------------------------------------------------------------------------------------------------------
      Tax                                     Country of  Controlling   Number of      Ownership           Equity of
 Registration                                                                           interest           companies
                                                                                    -----------------  ------------------
    Number                 Company              origin     currency      shares       2003     2002      2003      2002
                                                                                      ----     ----      ----      ----
                                                                                        %       %        ThUS$    ThUS$
-------------------------------------------------------------------------------------------------------------------------

93390000-2    Empresas Melon S.A..          Chile            -        653,748,837     14.05    14.05     267,085  274,039
0-E           SQM Lithium Specialties       USA             US$                 -    100.00   100.00      24,813   22,121
              Limited*
0-E           Ajay North America LLC        USA             US$                 -     49.00    49.00      13,881   14,394
77093830-9    SCM Antucoya*                 Chile            -                490    100.00   100.00           -    6,650
0-E           Abu Dhabi Fertilizer
                 Industries WL              UAE             US$             1,961     37.00    37.00       3,136    3,675
0-E           Fertilizantes Olmeca y
                 SQM S.A. de C.V.           Mexico        Mex. $          183,000    100.00    50.00           -    1,818
0-E           Nutrisi Holding N.V.          Belgium         US$                 -     50.00    50.00       1,820    1,054
0-E           Doktor Tarsa                  Turkey          US$                 -     50.00    50.00         440      471
0-E           Mineag SQM Africa Limited     South           US$                 -    100.00    50.00           -      641
                                            Africa
0-E           SQM Italy S.R.L.              Italy           US$                 -     95.00    25.00           -      477
0-E           Ajay Europe S.A.R.L.          France          US$            36,700     50.00    50.00         650      135
77557430-5    Sales de Magnesio Ltda.       Chile            -                  -     50.00    50.00         216      126
81767200-0    Asoc. Garantizadora           Chile            -                  -      3.31     3.31         696      777
              Pensiones
O-E           Rui Xin Packaging
              Materials Sanhe Co.Ltd        China           US$                 -     25.00        -         480        -
O-E           Impronta SRL                  Italia         Euros                -     50.00        -         582        -

     Total


--------------------------------------------------------------------------------------  ------------------------
      Tax                                    Book value of        Net income (loss)      Equity participation
 Registration                                  investment                                in net income (loss)
                                           -------------------   ---------------------  ------------------------
    Number                 Company           2003      2002        2003      2002          2003        2002
                                             ----      ----        ----      ----          ----        ----
                                             ThUS$    ThUS$       ThUS$      ThUS$         ThUS$       ThUS$
------------------------------------------------------------------------------------------------------------------
93390000-2    Empresas Melon S.A..          37,525   38,502       9,599      10,386        1,349        1,459
0-E           SQM Lithium Specialties
              Limited*                      24,813   22,121      (1,099)          -    -       -            -
0-E           Ajay North America LLC         6,802    7,053         549         154          269           75
77093830-9    SCM Antucoya*                      -    6,650           -           -            -            -
0-E           Abu Dhabi Fertilizer
                 Industries WL               1,160    1,360           -           -            -            -
0-E           Fertilizantes Olmeca y
                 SQM S.A. de C.V.                -      909           -        (199)           -         (100)
0-E           Nutrisi Holding N.V.             910      527         654        (104)         327          (52)
0-E           Doktor Tarsa                     220      236          12           -            6            -
0-E           Mineag SQM Africa Limited          -      321           -           -            -            -

0-E           SQM Italy S.R.L.                   -      119           -           -            -            -

0-E           Ajay Europe S.A.R.L.             325       68           -           -            -            -
77557430-5    Sales de Magnesio Ltda.          108       63          24          16           12            8
81767200-0    Asoc. Garantizadora               23       26           -           -            -            -
              Pensiones
O-E           Rui Xin Packaging
              Materials Sanhe Co.Ltd           120        -           -           -            -            -
O-E           Impronta SRL                     291        -         794           -          397            -
                                           -------------------
     Total                                  72,297   77,955
                                           ===================


* In development stage

Note 10 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a) Goodwill

   Tax                                                            March 31, 2003                     March 31, 2002
Registration                                          Amount amortized        Goodwill        Amount amortized      Goodwill
  Number           Company                            during the period        balance       during the period       balance
                                                          ThUS$                ThUS$              ThUS$              ThUS$
0-E              PTM - SQM Iberica S.A.                     5                    75                   5                95
0-E              Doktor Tarsa                              16                   134                   5               387
79768170-9       Soquimich Comercial S.A.                  38                   385                  38               535
78208790-8       SCM SQM Boratos                            -                     -                   4                61
93390000-2       Empresas Melon S.A.                      119                 7,250                 129             8,635
79626800-K       SQM Salar S.A.                            11                   115                  11               158
0-E              SQM Mexico S.A. de C.V.                   14                 1,045                  14             1,101
96864750-4       SQM Potassium S.A.                        36                 1,987                  36             2,132
0-E              SQM Venezuela S.A.                         -                     -                  41               124
0-E              Comercial Caiman Internacional S.A.        6                   217                   -                 -
0-E              Mineag SQM Africa Limited                  -                   705                   -                 -
0-E              Fertilizantes Olmeca                       -                   279                   -                 -
                                                      ---------------     -------------        ------------     -----------
Total                                                     245                12,192                 283            13,228
                                                      ===============     =============        ============     ===========


b)        Negative Goodwill


                                                   March 31, 2003                              March 31, 2002
   Tax                                                            Negative                                    Negative
Registration                               Amount amortized      Goodwill       Amount amortized             goodwill
 Number        Company                    during the period       Balance       during the period             balance
                                                 ThUS$              ThUS$              ThUS$                    ThUS$

79626800-k     SQM Salar S.A.                      52              123                  52                       333
96575300-1     Minera Mapocho S.A.                 51              627                  51                       830
                                             ------------       ----------         -----------              ------------
Total                                             103              750                 103                     1,163
                                             ============       ==========         ===========              ============

Note 11 - Other Long-term Assets

Other long-term assets are summarized as follows:

                                                                 2003           2002
                                                                 ----           ----
                                                                 ThUS$          ThUS$

Engine and equipment spare-parts, net                            23,472         29,955
Nitrate deposit development costs                                 3,869          4,216
Mineral development costs                                        14,144         11,458
Pension plan                                                      1,223          2,691
Construction of Salar-Baquedano road                              1,860          1,980
Deferred loan issuance costs                                      3,569          4,660
Other                                                             1,176          1,007
                                                               --------      ---------
     Total                                                       49,313         55,967
                                                               ========      =========


Note 12 - Bank Debt

a) Short-term bank debt is detailed as follows:

                                                                  2003           2002
                                                                  ----           ----
                                                                 ThUS$          ThUS$
Bank or financial institution

Banco Santiago                                                        -         10,344
Banco Estado                                                          -         13,357
Ing Bank                                                              -        120,314
Other banks                                                       2,280          3,503
                                                               --------      ---------
     Total                                                        2,280        147,518
                                                               ========      =========

Annual average interest rate                                          -          3.02%

b) Long-term bank debt is detailed as follows:

                                                      2003           2002
                                                      ----           ----
                                                      ThUS$          ThUS$

Bank or financial institution
Union Bank of Switzerland (1)                         200,648         200,685
ING Bank (2)                                           60,380               -
Bank of America  (3)                                   80,723          80,912
Corpbanca                                                   -          12,055
                                                    ---------       ---------
          Total                                       341,751         293,652
                                                    ---------       ---------

Less: Current portion                                 (17,751)         (1,652)

                                                    ---------       ---------
            Long-term portion                         324,000         292,000
                                                    =========        ========

(1) U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2) U.S. dollar-denominated loan without guarantee, interest rate of 2.4% per annum, paid semi-annually. The principal is due on December 26, 2006.
(3) U.S. dollar-denominated loan without guarantee, interest rate of 2.582% per annum, paid semi-annually. The principal is divided into five equal semi-annual partial installments, beginning in November 2003 with the final installment ending in November 2005.


c) The maturity of long-term debt is as follows:

                                      2003            2002
                                      ----            -----
                                      ThUS$           ThUS$
        Years to maturity
        Current portion               17,751            1,652
        1 to 2 years                  32,000           28,000
        2 to 3 years                  62,000           32,000
        4 to 5 years                 230,000          232,000
                                   ---------        ---------
                  Total              341,751          293,652
                                   =========        =========

Note 13 - Accrued Liabilities

As of March 31, 2003 and 2002, accrued liabilities are summarized as follows:


                                                           2003          2002
                                                           ----          ----
                                                           ThUS$        ThUS$

Provision for royalties                                      895          752
Quarterly bonus                                              815          545
Suppliers                                                    535        1,078
Commissions on consignment goods                             451           42
Taxes and monthly income tax installment payments            460          432
Vacation accrual                                           3,960        4,591
Accrued employee benefits                                    228           74
Legal expenses                                               800            -
Other accruals                                             2,756        2,976
Marketing expenses                                           600            -
                                                        --------     --------
          Total current liabilities                       11,500       10,490
                                                        ========     ========


Note 14 - Income and Deferred Taxes

a) At March 31, 2003 and 2002 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

                                                     2003         2002
                                                     ----         ----
                                                     ThUS$        ThUS$
Accumulated tax basis retained earnings
   with tax credit                                   17,479       20,414
Accumulated tax basis retained earnings
   with no tax credit                                     -        4,227
Income not subject to taxes                               -        2,776
Tax loss carry-forwards (1)                         104,634      135,926
Credit for shareholders                                 371        3,670

(1) Income tax losses in Chile can be carried forward indefinitely

    The deferred taxes as of March 31, 2003 and 2002 represented a net liability of ThUS$ 17,661 and ThUS$ 8,226, respectively, and consisted of:


2003                                            Deferred tax asset              Deferred tax liability
                                          Short-term         Long-term       Short-term        Long-term
                                          ----------         ---------       ----------        ---------
                                             ThUS$             ThUS$           ThUS$             ThUS$
Temporary differences
Allowance for doubtful accounts               967                201               -                -
Vacation accrual                              700                  -               -                -
Unrealized gain on sale of products         4,790                  -               -                -
Provision for obsolescence                      -              1,861               -                -
Production expenses                             -                  -          14,163                -
Accelerated depreciation                        -                  -               -           59,438
Exploration expenses                            -                  -               -            4,024
Capitalized interest                            -                  -               -            6,450
Staff severance indemnities                     -                  -               -            1,701
Accrued expenses                                -                  -               -              426
Capitalized expenses                            -                  -               -              774
Tax loss carry-forwards                         -             19,876               -                -
Losses from derivative transactions             -                  -              19                -
Other                                         479                788               1              229
------------------------------------------------------------------------------------------------------
     Total gross deferred taxes             6,936             22,726          14,183           73,042
Total complementary accounts                   (2)              (719)         (4,958)         (35,727)
Valuation allowance                             -                (62)              -                -
--------------------------------------------------------------------------------------------------------
     Total deferred taxes                   6,934             21,945           9,225           37,315
--------------------------------------------------------------------------------------------------------

2002                                            Deferred tax asset               Deferred tax liability
                                           Short-term      Long-term          Short-term         Long-term
                                           ----------      ---------          ----------         ---------
                                             ThUS$           ThUS$              ThUS$               ThUS$
Temporary differences
Allowance for doubtful accounts               277            1,022                   -                 -
Vacation accrual                              736                -                   -                 -
Unrealized gain on sale of products         6,259                -                  62                 -
Other unrealized gains                        257              591                   -                 -
Provision for obsolescence                      -              682                   -                 -
Production expenses                             -                -              10,157                 -
Accelerated depreciation                        -                -                   -            57,398
Exploration expenses                            -                -                   -             4,547
Capitalized interest                            -                -                   -             6,610
Staff severance indemnities                     -                -                   -             2,621
Accrued expenses                                -                -                 400                 -
Capitalized expenses                            -                -                   -             1,026
Tax loss carry-forwards                         -           25,012                   -                 -
Other                                         307                -                  54               223
---------------------------------------------------------------------------------------------------------
     Total gross deferred taxes             7,836           27,307              10,673            72,425
Total complementary accounts                  (35)          (4,881)             (3,721)          (40,924)
-----------------------------------------------------------------------------------------------------------
     Total deferred taxes                   7,801           22,426               6,952            31,501

-----------------------------------------------------------------------------------------------------------

c) Income tax expense is summarized as follows:

                                                                     2003          2002
                                                                     ----          ----
                                                                    ThUS$         ThUS$
Provision for current income tax                                    (1,583)         (916)
Effect of deferred tax assets and liabilities                       (1,614)       (1,591)
Effect of amortization of complementary accounts                      (728)          739
Other tax charges and credits                                           62            (4)
                                                                ----------     ---------
          Total income tax expense                                  (3,863)       (1,772)
                                                                ==========     =========


Note 15 - Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

                                                                     2003           2002
                                                                     ----           ----
                                                                     ThUS$          ThUS$

Opening balance                                                      9,143         8,326
Increases in obligation                                              1,193           397
Payments                                                            (1,267)         (212)
Exchange difference                                                   (126)          (12)
                                                                   -------       -------
Balance as of March 31                                               8,943         8,499
                                                                   =======       =======

Note 16 - Minority Interest


Minority interest is summarized as follows:

                                       Equity                Net Income/(Loss)
                                  2003          2002        2003         2002
                                  ----          ----        ----         ----
                                  ThUS$         ThUS$       ThUS$        ThUS$
Soquimich Comercial S.A.          19,433       20,425       (169)         (390)
Ajay SQM Chile S.A.                3,103        3,035        (93)          (53)
Cape Fear Bulk LLC                   133          131        (29)          (87)
SQM Indonesia                          -            8          -             -
SQM Italia S.R.L                      13            -          5             -
Fenasa                               242          134        (14)           46
Mineag SQM Africa                      -            -       (206)            -

                                --------     --------     ------        ------
          Total                   22,924       23,733       (506)         (484)
                                ========     ========     ======        ======

Note 17 - Shareholders' Equity

a) Changes to shareholders' equity consisted of:

                                                                      Accumulated
                                                                       deficit
                                                                   of subsidiaries
                                                                          in
                                               Paid-in     Other     development     Retained       Net
                                   Number      capital   reserves       stage        earnings     income     Total
                                  of shares     ThUS$      ThUS$        ThUS$         ThUS$        ThUS$     ThUS$
----------------------------------------------------------------------------------------------------------------------

Balance January 1, 2002            263,196,524  477,386    131,066     (2,223)       195,366     30,102    831,697
Transfer 2000 net income
  to retained earnings                       -        -          -          -         30,102    (30,102)         -
Declared dividends 2002                      -        -          -          -              -          -          -
Accumulated deficit from
  subsidiaries in development
  stage (1)                                  -        -          -        (85)             -          -        (85)
Other comprehensive income (2)               -        -       (372)         -              -          -       (372)
Net income for the year                      -        -          -          -              -      9,560      9,560
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Balance  March 31, 2002            263,196,524  477,386    130,694     (2,308)       225,468      9,560    840,800
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Balance January 1, 2003            263,196,524  477,386    125,111     (3,661)       210,624     40,202    849,662
Transfer 2002 net income
  to retained earnings                       -        -          -          -         40,202    (40,202)         -
Declared dividends 2003                      -        -          -          -              -          -          -
Accumulated deficit from
  subsidiaries in development
  stage (1)                                  -        -          -     (1,099)             -          -     (1,099)
Other comprehensive income (2)               -        -     (1,157)         -              -          -     (1,157)
Net income for the year                      -        -          -          -              -     10,804     10,804
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Balance  March 31, 2003            263,196,524  477,386    123,954     (4,760)       250,826     10,804    858,210
----------------------------------------------------------------------------------------------------------------------


(1) The subsidiaries in development stage are SQM Lithium Specialties Limited and SCM Antucoya.
(2) Other comprehensive income includes translation adjustments, and in 2003 other comprehensive income also includes the effect of the recognition of an additional liability for the Company's under-funded pension as of March 31, 2003.

b) The composition of other comprehensive income as of March 31, 2003 is as follows:


                                                        For the period
                                                        ended March 31,      As of March 31,
                                                            2003                 2003
                                                         --------------       -------------
Detail                                                      ThUS$                ThUS$


Technical appraisal                                               -             151,345
Changes to other comprehensive
  income from equity method investments:
Soquimich Comercial S.A.                          (1)         (392)              (9,309)
Isapre Norte Grande Ltda.                         (1)           (5)                (103)
Inversiones Augusta S.A.                          (1)             -                (761)
SQM Ecuador S.A.                                  (1)             -                (270)
Almacenes y Depositos Ltda.                       (1)           (4)                 (95)
Asociacion Garantizadora de Pensiones             (1)           (1)                 (17)
Empresas Melon S.A.                               (1)         (614)             (16,249)
Sales de Magnesio Ltda.                           (1)            -                  (17)
SQM North America Corp.                           (2)         (141)              (1,288)
Other Companies                                   (1)            -                  718
                                                            -------          ------------
   Total other comprehensive income                         (1,157)             123,954
                                                            =======          ============


      (1)   Corresponds to translation adjustment and monetary correction

      (2) Corresponds to the effect of the recognition of an additional liability for the Company's under-funded pension as of March 31, 2003.

c) Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

      The preferential voting rights of each series are as follows:

      Series A :  If the election of the president of the Company results in a tied vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

       Series B:  1)  A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

                  2) An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's president, at the request of a director elected by Series B shareholders.

Note 18 - Derivatives Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of March 31, 2003 the Company's derivative instruments are as follows:

                                                                                             Accounts affected
                      Notional or                                           Position                           Income
       Type of         Covered        Expiration        Description of      purchase/     Liability            (loss)
      derivative        Amount                         the contract type     sale          amount             recorded
US dollar Forward        3,000    2nd quarter of 2003    Exchange rate        P             114                  114
US dollar Put Option    19,775    2nd quarter of 2003    Exchange rate        P               -                  (20)
US dollar Put Option    10,390    2nd quarter of 2003    Exchange rate        P               -                  (60)
US dollar Put Option     3,700    2nd quarter of 2003    Exchange rate        P               -                   -
US dollar Put Option     4,800    2nd quarter of 2003    Exchange rate        P               -                   -
US dollar Put Option     3,800    2nd quarter of 2003    Exchange rate        P               -                   -
US dollar Put Option     4,000    3rd quarter of 2003    Exchange rate        P               -                   -
US dollar Put Option     2,300    3rd quarter of 2003    Exchange rate        P               -                   -
US dollar Put Option       720    3rd quarter of 2003    Exchange rate        P               -                   -
                      ---------                                                            -----                ------
                        52,485                                                              114                  34
                      =========                                                            =====                ======

Note 19 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a) Non-operating income

                                                              2003           2002
                                                             -------        -------
                                                              ThUS$          ThUS$

Interest income                                                  630          1,443
Reversal of allowance for doubtful accounts                      256              -
Insurance recoveries                                              85          1,535
Net foreign exchange                                           2,377            330
Sales of materials and services                                  214            279
Equity participation in net
  income of unconsolidated
  subsidiaries                                                 2,353          1,543
Other income                                                     527            416
                                                             -------       --------
     Total                                                     6,442          5,546
                                                             =======       ========


b)        Non-operating expenses

                                                              2003           2002
                                                             --------        -------
                                                              ThUS$          ThUS$

Write-off of property, plant, and equipment                     1,765            456
Interest expense                                                5,801          7,825
Equity participation in net losses of
  unconsolidated subsidiaries                                       -            152
Amortization of goodwill                                          245            283
Legal expenses                                                    800              -
Project relating to commercial effectiveness                        -          1,004
Other expenses                                                  1,550            913
                                                             --------        -------
Total                                                          10,161         10,633
                                                             ========        =======

Note 20 - Price-level Restatement

Amounts charged or credit to income relating to price-level restatement are summarized as follows:

                                                (Charge) credit to
                                              income from operations
                                                2003        2002
                                                ----        ----
                                                ThUS$        ThUS$

Property, plant and equipment                     22         (19)
Other assets and liabilities                      39         (68)
Shareholders' equity                            (239)         204
                                              --------      ------
   Subtotal price-level restatement             (178)         117
                                              --------      ------
Net readjustment of assets and
  liabilities denominated in UF                    2            -
                                              --------     ------
          Net price-level restatement           (176)         117
                                             ========      ======


Note 21 - Assets and Liabilities Denominated in Foreign Currency

                                                 2003         2002
                                                 ----         ----
     Assets                                      ThUS$       ThUS$
     Total assets
         Chilean pesos                            (271)       962
         Euros                                   1,448         49
         Japanese Yen                               (2)         -
         Brazilian Real                            207         85
         Mexican pesos                              (5)       (12)
         Other currencies                          209       (595)

     Current liabilities
         Chilean pesos                             946       (209)
         Euros                                       -       (118)
         Brazilian Real                            (75)         -
         Other currencies                           53         46

     Long-term liabilities
         Chilean pesos                             133          5
         Euros                                     (90)        -

Note 22 - Commitments and Contingencies

I. Contingencies:

   (a) The Company did not record the potential insurance reimbursement for damages incurred in the potassium sulfate wells in the Atacama salt deposit.

   (b) Material lawsuits or other legal actions of which the Company is party to:

          1. Plaintiff         :  SQM Salar S.A.

             Defendants        :  ACE Seguros S.A. (formerly - Cigna Compania de
                                  Seguros  (Chile) S.A.) and Chubb de Chile
                                  Compania de Seguros Generales S.A.
             Date of lawsuit   :  April 2002
             Matter            :  Arbitration
             Status            :  Collection of compensation for insured claim
             Instance          :  Evidence verification
             Nominative value  :  ThUS$ 36,316

          2. Plaintiffs        :  Du Guano de Poisson Angibaud S.A. and Generale
                                  de Nutrition Vegetale SAS
             Defendants        :  Soquimich European Holdings B.V., NU3 N.V.
                                  and SQM France S.A.
             Date of lawsuit   :  March 2003
             Court             :  Court of Arbitration in France
             Matter            :  Termination of the company relationship and
                                  liquidation of the company Generale de
                                  Nutrition Vegetale SAS
             Status            :  The lawsuit is being contested
             Nominative value  :  ThEuro$ 30,295

I. Contingencies (continued):

   (c) Models for the Production of the Maria Elena site

       The Company is currently reviewing the "Models for the Production of the Maria Elena site" which may be implemented as a result of the Decontamination Plan (see note 25). The different alternatives for production and technology development for the Maria Elena site, which are a part of the above-mentioned "Production Models" do not proactively generate significant changes in the present ore reserves or forecasted sales volumes. These options include possibilities to use new production methods and are related to the "leaching piles" and implementing a mixed system, which would be comprised with the use of the aforementioned technology and the current production methods. Advantages and disadvantages of the different options relate to the extension of the transition periods of new technology, the investments that will be required, production costs, changes in technologies and in productive processes and the effects on certain of the Company's assets and their value. The possible effects on the valuation of assets are not yet determinable.

   (d) Other

       The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.



II. Commitments:

    (a) The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company's annual sales. This amount, which has been paid since the beginning of the agreement in 1996, amounted to ThUS$3,411 in 2003 (ThUS$ 3,169 in 2002).

    (b) The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and approved by the Company's Board of Directors; however, they have not been used by the subsidiaries.

Note 23 - Third Party Guarantees

As of March 31, 2003 and 2002 the Company has the following indirect guarantees outstanding:

                                              Debtor                                           Balances outstanding
                              ----------------------------------------------            --------------------------------
     Beneficiary              Name                             Relationship             03/31/2003           03/31/2002
                                                                                           ThUS$                ThUS$
ING Bank -Phelps Dodge
  Corporation                 SQM Potasio S.A.                 Subsidiary                  2,694               3,483
Bank of  America N.A.         RS Agro-Chemical Trading A.V.V.  Subsidiary                 80,723              80,912


Note 24 - Sanctions

During 2003 and 2002, the SVS did not apply sanctions to the Company, its directors or managers.


Note 25 - Environmental Projects

Disbursements incurred by the Company as of March 31, 2003 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

                                                                                       Future
                                                                           2003    Disbursements
                                                                           ----    -------------
                                                                           ThUS$       ThUS$

Project
Environmental protection department                                          93          376
Engineering & construction of Maria Elena stockpiles                          -          653
Tocopilla money exchange                                                     32           13
Renewal of water network against fire                                         3           36
Technology change in Maria Elena                                              -          500
Tocopilla dust collection                                                    57           15
Environmental impact evaluations                                             25            -
Plant for the treatment of wastewater, Ministry of Public Works             140           39
Extension of carbonate plant                                                139          400
Borate plant emission control                                                 -          100
Dry plants aspiration system                                                  -           85
Modification of fire network                                                  -           85

Protecting the environment is a constant concern for SQM, regarding both the Company's productive processes and the manufactured goods.

Some of the Company's products are certified ISO 9000 compliant and the Company has planned to become ISO 14,000 certified in the long term. This will further the Company's commitment to the protection of the environment.

As part of the conversion project to natural gas, the supplier will in turn make an investment of US$ 5,500 million to be paid by the Company on a monthly basis for the duration of the contract (10 years).

Technological processes are intended to be environmentally friendly in order to reduce residual materials and improve technical conditions to ensure an effective protection to the environment. A good example of this is ongoing conversion of oil to natural gas used in the Company's plants.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for the drying of solid materials and the evaporation of liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to sites that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for the quality of air and, which affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The decontamination plan presented by the Company to reduce the level of particles was approved with certain modifications by means of Decree No. 164. As a result of the investments and processes implemented according to the approved plan, the Company has substantially reduced the levels of particles in the air. Resolution No. 384, made public on May 16, 2003, authorized the review and a new draw up of the decontamination plan for the city of Maria Elena. The Supreme Decree containing the final Decontamination Plan should be made public within early 2003. It is not possible to assure that within such period the Company will be free from warnings, fines or even eventual temporary closing of the crushing plant in Maria Elena. The Company is continuously researching techniques, processes and systems relating to the processing of sodium nitrate that could even further reduce the level of particles in the city of Maria Elena.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

Productive operations based on brine, are carried out at the Atacama Salt Mine and almost 95% of the energy used is solar energy and the remaining 5% comes from natural gas, electricity and fossil fuels. Residual brine left after the production processes are again injected to the Atacama Salt Mine in order to minimize the possible environmental impact.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.


Consistent with the Company's ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine watershed.


Note 26 - Subsequent Events


On April 28, 2003, Soquimich Comercial S.A. acquired from Norsk Hydro ASA 819,999 shares of Norsk Hydro Chile S.A. and SQM Comercial Internacional Ltda., a subsidiary of SQMC, acquired the remaining share. Consequently, SQMC became the owner and controller of 100% of the ownership interest of Norsk Hydro Chile S.A.


At the General Ordinary Shareholders' Meeting held on April 30, 2003, the majority of the shareholders agreed to the following:

a) Approve the distribution and payment of a final dividend for a total of Ch$53.30808 per share. This dividend will be paid in one single installment beginning on May 12, 2003 and will be charged to net income for the year 2002.

b) Approve the payment of UF 50 (fifty UF) in favor of each member of the Board of Directors regardless of the number of meetings held or not held in the respective month, as well as the establishment of an annual budget for expenses to be incurred for the running and operation of this Board and its advisors for UF 1,800 (one thousand and eighty UF).

c) Appoint Mr. Wayne R. Brownlee, Mr. Hernan Buchi B., Mr. Jose Maria Eyzaguirre B., Mr. Avi Milstein, Mr. Julio Ponce L., Mr. Jose Antonio Silva B., Mr. Kendrick T. Wallace and Mr. Daniel Yarur E. As the new directors of SQM S.A., as well as the approval of the fees that will be paid to these directors during the next twelve months.

Except as mentioned in the preceding paragraph, the Company's management is not aware of any other significant events which have occurred between March 31, 2003 and the date of these financial statements, which may affect these consolidated financial statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                         Conf: /s/ Ricardo Ramos
                               ----------------------------------
                               Ricardo Ramos
                               Chief Financial Officer




                               Date: June 23, 2003.




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